This certificate is attached to a 2 page Certificate of amendment document for Ultimate Security Systems Corporation dated November 30, 2000



State ofCalifornia
County of Orange

On November 30, 2000, before me, Krystal L. Rives Notary Public, personally appeared James K. Cooper, personally known to me(or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are/their aurthorized capacity (ies), and that by his/her/their signature(s) on the instrument the person(s), or entity upon behalf of which the person(s) acted, executed the instrument.

Witness my hand and official seal.
                                           (Stamp) (Krystal L. Rivas
                                                    Comm.# 1248253
   /s:/Krystal L. Rivas,                            Notary Public-California
   ---------------------                            Orange County
   Krystal L. Rivas, Notary Public                  My Term. Expires Jan.2,2001)



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